Mail Stop 4561

December 5, 2008

Mr. James C. Fields
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, Massachusetts 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **File No. 000-49957**

Dear Mr. Fields:

We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant